

August 7, 2014

<u>Via E-mail</u>
Mr. Stephen P. Brown
Chief Financial Officer
STAAR Surgical Company
1911 Walker Avenue
Monrovia, CA   91016

      Re: **STAAR Surgical Company**
              Form 10-K for the fiscal year ended January 3, 2014
              Filed March 12, 2014
              Form 10-Q for the quarter ended July 4, 2014
              Filed July 31, 2014
              File No. 0-11634

Dear Mr. Brown:

We have reviewed your filings and response letter dated July 28, 2014 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the quarterly period ended July 4, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

1.   We see disclosures on page 22 that on May 27, 2014 you received a Warning Letter from the FDA citing violations of current good manufacturing practice regulations that were identified by FDA during an inspection of your manufacturing facility in Monrovia, California between February 10, 2014 and March 21, 2014. Given you disclosed on page 11 that "As of June 2014, all international production has been consolidated into the Monrovia site. Aliso Viejo is expected to integrate into Monrovia in the middle of 2015", it appears your Monrovia manufacturing facility is very important to your current and future product manufacturing capabilities. Accordingly, in future filings please revise your Management's Discussion and Analysis disclosures to quantify the actual and/or

expected impact of Monrovia site FDA violations, as well as your remediation thereof, on your liquidity, results of operations and capital resources. Refer to Item 303 of Regulation S-K.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief